As filed with the Securities and Exchange Commission on May 23, 2024
                                              1940 Act File No. 811-08448


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F
      APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Pioneer Emerging Markets Fund (the "fund")

3.       Securities and Exchange Commission File No.:  811-08448

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ ]      Initial Application                       [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         60 State Street, Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Jeremy B. Kantrowitz, Morgan, Lewis & Bockius LLP,
         One Federal Street, Boston, Massachusetts 02110, (617) 951-8458

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Christopher J. Kelley
         Associate General Counsel
         Amundi Asset Management US, Inc.
         60 State Street
         Boston, Massachusetts 02109
         (617) 422-4360

         Custodian:

         The Bank of New York Mellon
         225 Liberty Street
         New York, New York 10286
         (212) 495-1784

Transfer Agent:

         BNY Mellon Investment Servicing (US) Inc.
         Attention: 534427
         500 Ross Street, 154-0520
         Pittsburgh, PA 15262
         1-800-225-6292

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Amundi Asset Management US, Inc., 60 State Street,
         Boston, Massachusetts 02109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Amundi Distributor US, Inc., 60 State Street, Boston,
         Massachusetts 02109

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]      Yes               [X]     No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-______

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [ ]      No

                  If Yes, state the date on which the board vote took place:

                  July 11, 2017

                  If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes              [X]       No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  Neither applicable state law nor the organizational documents of the fund or Pioneer Global Equity Fund (the "Aquiring Fund") required shareholder approval of the reorganization of the fund into the Acquiring Fund. Similarly, shareholder approval of the reorganization was not required under the Investment Company Act of 1940, as amended.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               [ ]     No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  November 20, 2017

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes              [ ]      No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]      Yes              [ ]      No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [ ]      Yes              [ ]      No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [ ]      Yes               [ ]     No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

          ____________________________


18. Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]      Yes               [ ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [ ]      Yes               [X]     No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes              [ ]      No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes               [X]     No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:		$121,562.76

                  (ii)     Accounting expenses:         $  5,000.00

                  (iii)    Other expenses (list and identify separately):

                           Proxy/Shareholder Meeting    $
                           Audit			$
                           Printing			$    945.00

                  (iv)     Total expenses (sum of lines (i)-(iii) above):

                           				$127,507.76

         (b)      How were those expenses allocated?

         Amundi US, the fund's investment adviser, paid 50% of the expenses incurred in connection with entering into and carrying out the reorganization. The fund and Pioneer Global Equity Fund, the acquiring fund in the reorganization, each paid 25% of the expenses incurred in connection with entering into and carrying out the reorganization.

         (c)      Who paid those expenses?

         Amundi US, the fund's investment adviser, paid 50% of the expenses incurred in connection with entering into and carrying out the reorganization. The fund and Pioneer Global Equity Fund, the acquiring fund in the reorganization, each paid 25% of the expenses incurred in connection with entering into and carrying out the reorganization.

         (d) How did the fund pay for unamortized expenses (if any)?

         Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes               [X]     No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  Pioneer Global Equity Fund, a series of Pioneer Series
                  Trust V

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                   811-21823

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 333-220278, Form N-14, (filed August 31, 2017;
                  Accession No. 0001341256-17-000019)

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pioneer Emerging Markets Fund, (ii) she is President of Pioneer Emerging Markets Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                     /s/ Lisa M. Jones
                                     ---------------------
                                     Lisa M. Jones
                                     President, Pioneer Emerging Markets Fund

                                     Date: May 23, 2024